Exhibit 99.1

Fortuna Provides Update on Regulatory Review

Vancouver, April 17, 2017: Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) (NYSE: FSM) (TSX: FVI) today provided an update on the ongoing regulatory review of the Company’s 2015 annual filings by the United States Securities and Exchange Commission (the “SEC”).

As previously announced, Fortuna is delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, the related Chief Executive Officer and Chief Financial Officer certificates, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”) due to an ongoing review by the SEC on the Company’s use of inferred resources for the calculation of depletion expenses in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015 (the “SEC Comments”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities (collectively, the “Securities Regulators”). The MCTO prohibits certain executive officers of the Company from trading in securities of the Company until the Company completes the required filing of the Annual Financial Documents.

Fortuna reports that the SEC’s review of the Company’s 2015 annual filings is ongoing and that it continues to work diligently and devote all necessary resources to address the SEC Comments, and finalize and file the Annual Financial Documents as soon as practicable. The Company expects to be in a position to complete the filing by May 5, 2017.

This status update is provided pursuant to the alternative information guidelines in National Policy 12-203 Management Cease Trade Orders (“NP 12-203”), which require the Company to provide bi-weekly updates on its affairs during the period of the MCTO. In accordance with such requirements, the Company advises that: (i) except as previously disclosed and as disclosed herein, there have not been any material changes to the information contained in the Company’s March 20, 2017 and April 3, 2017 news releases; (ii) there has not been any failure by the Company in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines of NP 12-203; and (iii) no (actual or anticipated) specified defaults have occurred subsequent to the Company’s March 20, 2017 news release or the default of the Company resulting from its delay in filing the Annual Financial Documents. Other than as described herein and the related news releases of the Company on March 20, 2017 and April 3, 2017, there is no other material information concerning Fortuna and its affairs that has not been generally disclosed as of the date of this update.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented precious metals producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

For further information please contact:

Fortuna Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

The Toronto Stock Exchange and the New York Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation, and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the SEC Comments and anticipated resolution thereof, the finalization and filing of the Company’s Annual Financial Documents, and the MCTO issued by the Securities Regulators. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events “could” or “should” occur or be achieved, and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, risks that the SEC Comments will not be resolved in a timely fashion or in a manner that is satisfactory to the Company, which could delay the filing of the Annual Financial Documents for longer than the Company anticipates or could require the Company to amend its prior disclosures and revise its draft disclosures in the Annual Financial Documents; changes in the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual events, actions or results to differ materially from those described in the Forward looking Statements, there may be other factors that cause events, actions or results to differ from those anticipated, estimated or intended.

Fortuna believes that the assumptions and expectations reflected in the Forward looking Statements in this news release are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward looking Statements should not be unduly relied upon. These Forward looking Statements speak only as of the date of this news release, and Fortuna will not necessarily update these statements unless required to do so by securities laws.